

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2012

Via E-mail
Doug Tiesi
President
RBS Commercial Funding Inc.
600 Washington Boulevard
Stamford, Connecticut 06901

>   **Re: RBS Commercial Funding Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed February 13, 2012**
>   **File No. 333-177891**

Dear Mr. Tiesi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Please note that the page references below correspond to the EDGAR redline version of Amendment No. 1.

General Considerations, page S-21

1. We note your response to prior comment 2 and reissue in part. Please revise the third bullet point under "General Considerations" on page S-21 to clarify what constitutes a "timely made" payment of principal and/or interest.

Limited Information Causes Uncertainty, page S-44

2. We note your response to prior comment 3 and reissue in part. Please also revise the risk factor on page S-44, "Limited Information Causes Uncertainty" to reflect the registrant's ongoing reporting obligations in light of recent changes to Exchange Act Section 15(d).

Repurchase Requests, S-113

3. Please revise here to indicate you will provide 1) the information that you do possess or can acquire without reasonable effort or expense and 2) a statement that fully explains why the omitted information would require unreasonable effort or expense. See Securities Act Rule 409. We note your filing of Form ABS-15G on February 14, 2012, in which you marked that there is no activity to report; however, you also note that you cannot be certain that you have obtained "all applicable Reporting Information" for specified reasons without unreasonable effort or expense. Your statement gives the impression that you possess some information, and if true, that information should be reported. Note that Exchange Act Rule 15Ga-1(a)(2) specifies that if the information required by paragraph (a)(1) is unknown and not available to the securitizer without unreasonable effort or expense, then that information may be omitted – *provided that* the securitizer provides the information that it possesses or can acquire without unreasonable effort or expense, and the securitizer includes a statement showing that unreasonable effort or expense would be involved in obtaining the omitted information. Also note Item 1104(e)(1)(i) of Regulation AB states that for prospectuses filed prior to February 14, 2013, information may be limited to the prior year. If information about the last year would be required in a prospectus, it is unclear to us why there is no information reported, at least for the last year, on your Form ABS-15G. Please tell us why the same information is not provided in your Form ABS-15G.

Reports to Certificateholders; Available Information, page S-200

4. We note your response to prior comment 5 and reissue in part. Please revise the disclosure that begins with the last paragraph on page S-201 to clarify that, if true, only the information you have specified in the parenthetical will be made available to the public and will be accessible only on EDGAR or advise.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3313.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Patrick T. Quinn
        Cadwalader, Wickersham & Taft LLP